FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Annual Report required by Article 116 bis of the Spanish Securities Markets Law.

Annual Report required by Article 116 bis of the Spanish Securities Market Law (Ley del Mercado de Valores)
Proposed distribution of profit
The pay-out per share for 2009 that will be proposed for approval by the shareholders at the annual general meeting is EUR 0.60, the detail being as follows: three interim dividends of EUR 0.135234, EUR 0.122940 and EUR 0.221826 per share, respectively, plus a pay-out of EUR 0.12 per share, within the framework of the Santander Dividendo Elección programme — discussed below —, that replaced the second interim dividend. The first and third interim dividends were distributed in August 2009 and February 2010, respectively, and the fourth will be paid in May 2010, while the abovementioned programme was put into effect in November 2009. With the fourth interim dividend, which, if the proposed distribution of profit to be submitted to the shareholders at the annual general meeting is approved, will be the final dividend paid out of 2009 profit, the Bank will have allocated a total of EUR 4,919 million to the shareholder pay-out, which is 2.2% more than the EUR 4,812 million paid in dividends out of 2008 profit.
On 1 August 2009 the first interim dividend out of 2009 profit, amounting to EUR 1,103 million, was paid.
At the annual general meeting on 19 June 2009 the shareholders approved a new shareholder remuneration scheme (Santander Dividendo Elección), whereby the Bank offers shareholders the possibility to opt to receive an amount equal to the second interim dividend out of 2009 profit in cash or in new shares. The remaining three interim dividends are paid in cash. For these purposes, at its meeting held on 13 October 2009 the Bank’s executive committee resolved to carry out the capital increase with a charge to voluntary reserves allocated out of profit that was approved at the annual general meeting on 19 June 2009, subject to the conditions approved at the meeting (see Note 4). An amount equal to the second interim dividend was paid in November 2009 in the form of a cash payment of EUR 182 million and the delivery of bonus shares valued at EUR 797 million.
At the Board meeting of 21 December 2009, the third interim dividend out of 2009 profit for a gross amount per share of EUR 0.122940 — the same as in February 2009 —, equal to EUR 1,012 million was approved, and paid on 1 February 2010.
At the date on which this directors’ report was authorised for issue, payment was outstanding of EUR 1,825 million relating to the fourth interim dividend for 2009, which Banco Santander, S.A. announced on 4 February 2010 will be paid in cash on or after 1 May 2010 for a gross amount of EUR 0.221826 per share.
In addition, an amount of EUR 381 million was paid out of reserves in 2009 (2008: EUR 512 million) relating to interest on the securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander” — see Note 34).
Share capital and treasury shares
Structure of the share capital and agreements in force relating to the possible issuance of new shares or of debentures convertible into shares.
At 31 December 2009 the share capital of Banco Santander, S.A. amounted to EUR 4,114.4 million, represented by 8,228,826,135 fully subscribed and paid shares of EUR 0.50 par value each, all of the same class and of a single series, fully subscribed and paid-up.
All these book-entry shares carry the same voting and dividend rights. Shares are represented in book-entry form.
Also, there were securities mandatorily convertible into newly-issued ordinary shares of the Bank with a total nominal value of EUR 6,996.23 million outstanding at 31 December 2009. These securities, which were issued in 2007, can be voluntarily exchanged for shares of the Bank on 4 October 2010 and 2011, and must be mandatorily exchanged on 4 October 2012.
The reference price of the Bank shares for conversion purposes was set at EUR 16.04 per share and the conversion ratio of the debentures, i.e. the number of Bank shares corresponding to each Valor Santander for conversion purposes, was 311.76 shares for each Valor Santander. The nominal interest rate on these securities was 7.30% until 4 October 2008 and Euribor + 2.75% thereafter until they are exchanged for shares.

Subsequent to issue, Banco Santander resolved in several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue performed by Banco Santander, through which the Santander Dividendo Elección programme was put into effect, and the new reference price of the shares of Banco Santander for conversion purposes was set at EUR 14.48 per share. Consequently, the new conversion ratio applicable to the Valores Santander is 345.30 shares of Banco Santander for each Valor Santander, the result of dividing the face value of each Valor Santander (EUR 5,000) by the aforementioned reference price (EUR 14.48).
The additional share capital authorised by the shareholders at the annual general meeting of 19 June 2009 was EUR 2,038,901,430.50. The Bank’s directors have until 19 June 2012 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 159.2 of the Spanish Public Limited Liability Companies Act (Ley de Sociedades Anónimas). At 31 December 2009, this power had not been exercised.
The shareholders at the annual general meeting of 2009 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.
In addition, the aforementioned annual general meeting authorised the board at one or more times to issue fixed-income securities, convertible into and/or exchangeable for shares of the Bank, for up to a total of EUR 7,000 million or the equivalent amount in another currency. The Bank’s directors have until 19 June 2014 to execute this resolution.
Treasury shares — policy and transactions involving treasury shares
At the annual general meeting held on 19 June 2009 the shareholders expressly authorised the Bank and the Group subsidiaries to acquire shares representing the Bank’s capital for any consideration permitted by law, observing the legally-stipulated limits and requirements, until they reach a maximum number — including the shares already held by them- equivalent to 5 per cent of the existing share capital at any given time, or the maximum percentage permitted by law while this authorisation remains in force, fully paid, at a minimum price per share of the par value and a maximum price of up to 3% higher than the latest quoted price at which the Bank does not trade on its own account on the Continuous Market of the Spanish stock exchanges (including the block market) at the acquisition date in question. This authorisation, which can only be exercised within 18 months from the date of the annual general meeting, includes the acquisition of any shares that must be delivered to Company employees and directors either directly or as a result of the exercise of options held by them.
At its meeting on 19 June 2009, the board of directors adopted the current resolution on treasury share policy (which can be consulted on the Group’s website: www.santander.com). This resolution regulates the main aspects of treasury share transactions, such as their purpose, the persons authorised to conduct them, general guidelines, prices, time limits and reporting obligations. In any event, this policy prohibits the use of treasury stock transactions as a defensive mechanism.
The Bank shares owned by the consolidated companies accounted for 0.03% of the Bank’s capital at 31 December 2009. At 31 December 2008 this percentage was 0.81%, and at 31 December 2007 it was less than 0.01%.
The transactions with treasury shares performed in the Group’s interest by the consolidated companies in 2009 can be summarised as the acquisition of 1,235,766,999 shares, equivalent to a par value of EUR 617.9 million (cash amount of EUR 9,265.2 million) and the sale of 1,297,672,623 shares, with a par value of EUR 648.9 million (cash amount of EUR 10,110.8 million).
The average purchase price of the Bank shares in 2009 was EUR 7.50 per share and the average selling price was EUR 7.79 per share. The net gain in 2009, net of tax, on transactions involving shares issued by the Bank, amounting to EUR 321 million, was recognised in the Group’s equity under “Shareholders’ Equity — Reserves”.
Restrictions on the free transferability of the shares
There are no bylaw-stipulated restrictions on the transfer of shares other than those set forth below.

Articles 57 and 58 of Law 26/1988, of 29 July, on Discipline and Intervention of Credit Institutions, applicable to all Spanish credit institutions, require that prior notice be given to the Bank of Spain of any intended acquisition of a significant ownership interest in a credit institution, and entitle the Bank of Spain to object to such an acquisition if certain circumstances envisaged in the Law apply.
Notwithstanding the foregoing, a description is provided below of a shareholder agreement notified to the Bank which affects the free transfer of certain shares of the Bank.
Restrictions on voting rights
There are no legal or bylaw-stipulated restrictions on voting rights.
In this respect, the first paragraph of Article 26.1 of the Bylaws stipulates that the holders of any number of shares registered in their name in the corresponding accounting record five days prior to the date on which the general meeting is to be held and who are current in their capital payments shall be entitled to attend the general meeting.
Shareholder agreements
In February 2006 three directors, together with other shareholders of the Bank, entered into a shareholder agreement that was notified to the Bank and to the Spanish National Securities Market Commission (CNMV), and the document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.
The agreement, which was signed by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Emilio Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea, Simancas, S.A., Puente San Miguel, S.A., Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. (Sole-Shareholder Company), provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.
The aim pursued by virtue of the syndication agreement, the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.
At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.540% of its capital at 2009 year-end). In addition, as established in clause one of the agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them in the future. Accordingly, at 31 December 2009, a further 32,227,650 shares (0.392% of the Bank’s share capital) were included in the syndicate.
At any given time, the chairman of the syndicate is the person then presiding over the Marcelino Botín Foundation, currently Mr. Emilio Botín Sanz de Sautuola y García de los Ríos.
The members of the syndicate undertake to syndicate and pool the voting and other political rights inherent to the syndicated shares, so that these rights may be exercised and, in general, the syndicate members heading the Bank may act in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate, and, for this purpose, the representation of these shares is attributed to the chairman of the syndicate as the common representative of its members.
Except for transfers made in favour of other members of the syndicate or the Marcelino Botín foundation, prior authorisation must be obtained from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.
Significant direct and indirect ownership interests
At 31 December 2009, the share capital of the Bank was distributed among 3,062,633 shareholders.
The Bank’s Shareholder Register showed the following shareholders with an ownership interest of more than 3%(1) in the share capital at 31 December 2009: Chase Nominees Limited (12.51%), State Street Bank & Trust (9.06%), EC Nominees Ltd (6.91%), Bank of New York Mellon (5.57%), Société Générale

(3.59%) and Caceis Bank (3.42%). The Bank understands that the aforementioned entities hold these interests in their capacity as international custodian/depository banks acting for the account of third parties, and has no record of any individual holding of more than 3% in the Bank’s share capital or voting rights.

(1)	Threshold stipulated, for the purposes of the Annual Corporate Governance Report, in Royal Decree 1362/2007, of 19 October.
The table below includes the direct and indirect holdings of the members of the Bank’s board of directors and the ownership interests represented by them at 31 December 2009, per the Bank’s Official Shareholder Register. The ownership interests are expressed as a percentage of the Bank’s share capital at 31 December 2009:

	No. of	No. of	No. of		Total as %
	Shares Held	Shares Held	Shares		of Share
Directors	Directly	Indirectly	Represented	Total Shares	Capital
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	8,137,775	40,936,473	109,005,554	158,079,802	2.146	[1]
Mr. Fernando de Asúa Álvarez	37,016	69,379	—	106,395	0.001
Mr. Alfredo Sáenz Abad	805,747	1,243,532	—	2,049,279	0.025
Mr. Matías Rodríguez Inciarte[3]	887,710	82,521	77,288	1,047,037	0.013
Mr. Manuel Soto Serrano	60,659	240,109	—	300,768	0.004
Assicurazioni Generali S.p.A	1,072,277	92,690,598	—	93,763,235	1.139
Mr. Antonio Basagoiti García-Tuñón	704,400	—	—	704,400	0.009
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	5,036,774	4,024,136	—	9,060,910	0.000	[1]
Mr. Javier Botín-Sanz de Sautuola y O’Shea	4,793,481	4,652,747	—	9,446,228	0.000	[2]
Lord Burns (Terence)	30,101	27,001	—	57,102	0.001
Mr. Guillermo de la Dehesa Romero	101	—	—	101	0.000
Mr. Rodrigo Echenique Gordillo	658,758	9,280	—	668,038	0.008
Mr. Antonio Escámez Torres	757,593	—	—	757,593	0.009
Mr. Francisco Luzón López	1,132,264	26,964	—	1,159,228	0.014
Mr. Abel Matutes Juan	123,388	2,590,104	—	2,713,492	0.033
Mr. Juan Rodríguez Inciarte	1,318,267	—		1,318,267	0.016
Mr. Luis Ángel Rojo Duque	1	—	—	1	0.000
Mr. Luis Alberto Salazar-Simpson Bos	185,768	5,641	—	191,409	0.002
Ms. Isabel Tocino Biscarolasaga	36,394	—	—	36,394	0.001

Total	25,778,474	146,598,845	109,082,782	281,460,101	3.420%

(1)
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos holds the voting rights of 91,886,035 shares owned by the Marcelino Botín Foundation (1.12% of the share capital), 8,096,742 shares held by Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, 9,042,777 shares held by Mr. Emilio Botín-Sanz de Sautuola y O’Shea, 9,060,910 shares held by Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and 9,446,228 shares held by Mr. Javier Botín-Sanz de Sautuola y O’Shea. Therefore, although the table above shows the direct and indirect ownership interests of each of the two last-mentioned directors of the Bank, these holdings, in the column relating to the total percentage of share capital held, are included together with those belonging to or also represented by Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos.

(2)
Mr. Javier Botín-Sanz de Sautuola y O’Shea has the status of a non-executive proprietary director, since he represents on the board the 2.146% of the share capital relating to the holdings of the Marcelino Botín foundation, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Emilio Botín-Sanz de Sautuola y O’Shea, Mr. Jaime Botín-Sanz de Sautuola y García de los Ríos, Ms. Paloma O’Shea Artiñano and his own holding.

(3)	Mr. Matías Rodríguez Inciarte holds the voting rights of 77,288 shares owned by his two children.

Board of directors
Rules governing the appointment and replacement of members of the board of directors and the amendment of the Bylaws.
The most significant regulations governing the procedures, criteria and competent bodies for the nomination, re-election and renewal of directors are contained in various provisions of the Spanish Public Limited Liability Companies Act (Ley de Sociedades Anónimas), the Regulations of the Mercantile Registry, the Bank’s Bylaws (Articles 20.2.i, 41, 42, 55 and 56) and the Board Regulations (Articles 6, 7, 17 and 21 to 25). The legislation governing credit institutions is also applicable.
Following is a description of the most relevant features of the framework resulting from all the aforementioned provisions:
•	Number of directors and term of office:
The Bylaws (Article 41.1) provide for a maximum of 22 directors and a minimum of 14 directors. The Bank’s board is currently composed of 19 directors.
The term of office of a director is five years, although directors can be re-elected. Directors designated by co-optation and ratified at the earliest subsequent general meeting shall cease to hold office on the same date as that on which his/her predecessor would have done so.
•	Competence and procedure for appointment:
Responsibility for the nomination and re-election of directors lies with the general meeting. Nevertheless, in the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director until the shareholders, at the earliest subsequent general meeting, either confirm or revoke this appointment.
Proposals for the nomination, re-election and ratification of directors submitted by the board of directors to the general meeting and decisions adopted by the board itself by virtue of its co-optation powers must be preceded by the related nomination from the appointments and remuneration committee. If the board objects to the committee’s nomination, it must give the reasons for its decision and place these reasons on record.
The directors whose appointment, re-election, ratification or removal has been proposed shall refrain from participating in the deliberations and ballots of the board and of the appointments and remuneration committee. In these cases, and in the circumstances envisaged in Article 114.1 of the Spanish Securities Market Law (Ley del Mercado de Valores), the directors will not be able to exercise the voting rights of the shares they represent at general meetings.
The rules applicable for the amendment of the Bylaws do not establish more exacting conditions than those stipulated by law and, accordingly, the requisites established in the Spanish Public Limited Liability Companies Act (Ley de Sociedades Anónimas) shall apply.
•	Appointment requisites and restrictions:
It is not necessary to be a shareholder in order to be appointed a director, except when this is legally required in the case of provisional appointment by the board (co-optation), as mentioned above.
Directorships may not be held by unemancipated minors, the legally incapacitated, persons disqualified under the Spanish Bankruptcy Law (Ley Concursal) within the period of disqualification set in the bankruptcy ruling, and persons convicted by a final judgement for offences against freedom, property or the social and economic order, against collective security, the administration of justice or for any kind of misrepresentation, and persons who by reason of their office cannot engage in trade. Nor may directorships be held by public authority officials responsible for functions connected with the activities engaged in by the companies concerned, judges or magistrates and other persons affected by a legal incompatibility.
Directors must be persons of renowned commercial and professional integrity, competence and solvency. There is no age limit for directors.

Nominees for the position of director will be selected on the basis of whether they are persons of renowned solvency, competence and experience, and, furthermore, particular importance will be attached, where appropriate, to the size of their shareholdings in the Bank’s capital.
In case of legal-entity directors, individuals representing them are subject to the same requirements as individual directors.
On taking office, the designated directors must formally agree to fulfil all the obligations and perform all the duties inherent to the position.
•	Proportional system:
Shares pooled to form an amount of share capital equal to or greater than that which results from dividing the total share capital by the number of board members will carry entitlement to designate, on the legally-stipulated terms, a proportionate number of directors, disregarding fractions.
•	Vacation of office or removal:
Directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the general meeting so resolves, or when they resign or place their office at the disposal of the board.
Directors must place their office at the disposal of the board and tender the related notice of resignation if the board, after receiving the report of the appointments and remuneration committee, should deem this appropriate, in those cases in which the directors might have an adverse effect on the functioning of the board or on the Bank’s credibility and reputation and, in particular, when they are subject to any incompatibility or prohibition provided for by law that would bar them from holding office.
Furthermore, the directors must, at their earliest convenience, notify the board of any circumstances which might jeopardise the Bank’s credibility and reputation and, in particular, of any criminal lawsuits in which they are involved as accused parties.
Lastly, the Board Regulations (Article 23.3) specifically provide that non-executive proprietary directors must tender their resignations, in the appropriate number, when the shareholder they represent disposes of, or significantly reduces, its ownership interest.
Powers of the general meeting and of the board of directors
The powers of the general meeting and of the board of directors of the bank are governed by current legislation and the Bank’s Bylaws, the General Shareholders’ Meeting Regulations and the Board Regulations, which can be consulted on the Group’s website at www.santander.com.
Following is a summary of the most noteworthy features:
Powers of the general meeting
As provided for in Article 20 of the Bylaws, the general meeting is authorised to decide on any matters attributed to it by law or under the Bylaws. In particular, merely for illustration purposes, the general meeting has the power:
(i) To appoint and remove the directors, and to ratify or revoke the provisional appointments of directors made by the board itself, and to scrutinise and approve their performance.
(ii) To appoint and remove the auditors.
(iii) To approve, if appropriate, the annual financial statements; to decide on the distribution of profit; and to approve, if appropriate, the consolidated annual financial statements.
(iv) To resolve to issue debentures or other fixed-income securities, increase or reduce capital, transform, merge, spin off or dissolve the Company and, in general, make any amendment to the Bylaws.
(v) To authorise the board of directors to increase share capital, as provided for in the Spanish Public Limited Liability Companies Act (Ley de Sociedades Anónimas) and in the Bank’s Bylaws.
(vi) To authorise the acquisition of treasury shares.
(vii) To decide on any matters submitted to it by resolution of the board of directors.

(viii) To decide on the application of share- or share-option based remuneration systems and of any other remuneration scheme linked to the value of the Bank’s share, irrespective of the eventual beneficiaries of such remuneration schemes.
(ix) To resolve to subsidiarise or contribute to subsidiaries the Company’s operating assets, thus converting the Company into a mere holding company.
(x) To approve, as appropriate, the acquisition or disposal of assets when, in view of their quality and volume, they entail an effective change in the company objects; and
(xi) To resolve to conduct transactions whose effect is equivalent to the liquidation of the Company.
The powers not attributed by law or under the Bylaws to the general meeting correspond to the board of directors.
Powers of the board of directors:
As established in Article 38.1 of the Bylaws, the board of directors has the broadest powers to manage the Bank and, except with respect to matters for which the general meeting has sole responsibility, the board of directors is the Bank’s senior decision-making body. The board shall, in any case, directly assume, on a non-delegation basis, those powers directly reserved to it by law, and any other powers required to exercise responsibly the general supervisory function.
Without prejudice to any other general or specific powers of attorney that might be made, the powers to represent the Bank, in or out of court, correspond to the board of directors, which shall act as a collective body. The chairman of the board is also empowered to represent the Bank.
The secretary of the board and the deputy secretary, if there is one, have the representative powers required to document in public deeds and request the registration of resolutions of the general meeting and the board of directors.
The Board Regulations (Article 3) establish that, except with respect to matters for which the general meeting has sole responsibility, the board of directors is the Bank’s senior decision-making body.
Without prejudice to the foregoing, the aforementioned Article 3 of the Board Regulations specifies that the board’s policy is to delegate the conduct of the Bank’s ordinary operations to the executive bodies (mainly the executive committee) and to the management team, and to focus on the general supervisory function, directly assuming and exercising, on a non-delegation basis, the responsibilities that this function entails, including in particular the following:
a) Approval of the Bank’s general policies and strategies, in particular:
(i) Strategic plans, management targets and annual budget.
(ii) Dividend and treasury share policy.
(iii) General risk policy.
(iv) Corporate governance policy.
(v) Corporate social responsibility policy.
b) Approval of shareholder, market and public reporting and communication policies. The board is responsible for furnishing the markets with swift, accurate and reliable information, specifically that relating to the shareholder structure, to substantial changes in governance rules, to particularly significant related party transactions or to treasury shares.
c) Approval of the financial information that the Bank must periodically disclose.
d) Approval of transactions involving the acquisition and disposal of substantial Bank assets and major corporate transactions, unless such approval is to be given by the general meeting, in conformity with Article 20 of the Bylaws.
e) Approval, within the framework of Article 58 of the Bank’s Bylaws, of the remuneration for each director.
f) Approval of the agreements regulating the performance by the directors of duties other than those of a director and the remuneration corresponding to them for discharging functions, as executive directors or otherwise, other than the collective supervision and decision-making duties performed in their capacity as board members.

g) Appointment, remuneration and, where appropriate, removal of the other senior executives and definition of the basic terms and conditions of their contracts.
h) Control of management activities and appraisal of the executives.
i) Authorisation to set up or acquire holdings in special purpose vehicles or entities domiciled in countries or territories deemed to be tax havens.
j) The responsibilities specifically provided for in the Board Regulations.
The powers detailed in sections (c), (d), (e), (f), (g), and (i) may be exercised, when advisable for reasons of urgency, by the executive committee, provided the board is subsequently informed at the earliest meeting held.
Committees of the board of directors
The board has set up, as decision-making committees, an executive committee, to which general decision-making powers have been delegated, and a risk committee, to which specific risk-related powers have been delegated.
The board also has other committees with supervisory, reporting, advisory and proposal powers, namely the audit and compliance committee, the appointments and remuneration committee, the international and technology committee and the productivity and quality committee.
Following is a summary of the rules governing the organisation and operation of the executive committee and the risk committee.
Executive committee
The executive committee, regulated in Article 51 of the Bylaws and Article 14 of the Board Regulations, has been delegated all the powers of the board of directors, except for those not delegable by law and those reserved for the board as non-delegable in the Board Regulations and mentioned above. Also, as indicated above, when reasons of urgency so advise, and as specified in the Powers of the board of directors section of this Report, the executive committee may exercise some of these powers reserved for the board, giving an account of the action taken at the first board meeting thereafter.
The executive committee shall comprise a maximum of twelve directors. The chairman of the board of directors will at all times be one of the members of the executive committee, which he will preside. This committee proposes to the board the decisions for which it has sole responsibility. The executive committee is accountable to the board for the issues addressed and the resolutions adopted at its meetings and makes copies of the minutes available to the members of the board.
Risk committee
The risk committee is regulated in Article 52 of the Bylaws and Article 15 of the Board Regulations. It shall comprise a minimum of four and a maximum of six directors and shall be presided over by a deputy chairman with executive functions.
Per Article 15.3 of the Board Regulations, its functions are as follows:
a) To propose to the board the risk policy for the Group, which will include in particular:
(i) The various types of risk (operational, technological, financial, legal and reputational, inter alia) to which the Company is exposed, including contingent liabilities and other off-balance-sheet items in the financial or economic risks.
(ii) The information and internal control systems to be used to control and manage the aforementioned risks.
(iii) The level of risk deemed acceptable by the Company.
(iv) The measures envisaged to mitigate the impact of identified risks in the event that they materialise.
b) To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

c) To be acquainted with and update, where appropriate, the management tools, improvement initiatives, project development and any other significant risk control actions, specifically including the characteristics and behaviour of the internal risk models and the result of their internal validation.
d) To assess and implement the indications issued by the supervisory authorities in the performance of their functions.
e) To ensure that the Group’s actions are consistent with the previously established level of risk tolerance and to empower lower-ranking committees or executives to assume risks.
f) To decide on transactions outside the powers delegated to lower-ranking bodies and on the overall limits for pre-classified risk categories in favour of economic groups or in relation to exposure by type of risk.
In addition to the foregoing, the committee has been permanently delegated the following powers of the board of directors:
a) To decide on the granting of loans, the opening of credit accounts and risk transactions in general, as well as on their modification, assignment and cancellation, and on global risk management -country risk, interest rate risk, credit risk, market risk, operational risk, treasury risk, derivatives risk-, and to determine and approve the general and specific conditions of discounting facilities, loans, deposits, guarantees and banking transactions of all kinds.
b) To arrange, modify, subrogate to and terminate finance lease agreements for all manner of movable property and real estate, on the terms and conditions freely determined by it, and to acquire the assets leased under such agreements, with no limitation as to their amount or quantity.
c) As security for the obligations of third parties, and on their behalf, whether they be individuals or legal entities, with no limitation as to the amount, vis-à-vis all manner of individuals and legal entities, public or private agencies or bodies, specifically for the purposes of the Public Authority Contracts Law and supplementary provisions thereto, and with such conditions and clauses as it may deem appropriate, the committee may arrange, modify, withdraw or cancel guarantees of any kind or any other type of security, by making, as appropriate, any cash or securities deposits that may be required of it, with or without security, and may bind the Company, even jointly and severally with the principal debtor, thereby waiving the benefits of order, discussion and division.
Significant agreements entered into by the company which will come into force, be modified or terminate in the event of a change in control of the company resulting from a takeover bid.
No such agreements exist.
Agreements between the company and its directors, management personnel or employees which provide for termination benefits when the latter resign or are dismissed without justification or if the employment relationship ends as a result of a takeover bid.
In addition to those described in Note 5 for executive directors, the Bank has established certain termination benefit clauses in favour of its non-director senior executives. Had the aforementioned circumstance arisen at 31 December 2009, it would have given rise to termination benefits totalling EUR 84.8 million for these executives. For these purposes, it should be noted that Article 10.3 of Royal Decree 1382/1985, of 1 August, regulating the special senior management employment relationship, provides that the senior manager may terminate the special employment contract in the event, among other grounds, of an important change in the ownership of the company, resulting in the renewal of its governing bodies, or in the content and rationale of its core business activity, provided that the termination takes place within the three months following the occurrence of such changes. In such cases, pursuant to the aforementioned Royal Decree, the manager shall be entitled to the agreed-upon benefits or, in the absence thereof, those established in these regulations in the event of termination due to withdrawal of the employer.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 4, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President